Vinsent

Connecting Wine Lovers and Makers

February 2021



Vinsent

The wine market

$350B+
Global wine market

$78B
Global **Fine Wine** market ($20+/ bottle)

$10B+
USA **Fine Wine** market

50K+
Wineries across the world

5%
Of wine is sold online (globally)

Sources: GLOBAL WINE MARKET FORECAST 2017-2025, GLOBAL TRENDS 2018, STATE OF THE WINE INDUSTRY REPORT 2019, Luxury Marketing Report

The problems

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Inefficient supply chain
Up to ⅔ of retail revenue goes to distribution channels, and only ⅓ to the wineries



Long financial cycle
It takes between 1-3 years for wineries to start monetizing their products - i.e. wines.



No loyalty
Disconnect between vintner and buyer prevents from building customer loyalty



Authenticity at risk
20% of wines purchased estimated to be "fake-wine," exposing consumers to fraud and lost revenue for winery

Sources: EY WINE MARKET REPORT

  

To reinvent the way people buy, own and experience wine by **connecting** wineries and wine consumers **directly** in **one single digital and trusted place**



% OF REGULAR WINE DRINKERS WHO PURCHASE WINE ONLINE: 2020 VS. 2017

US market sees most significant rise in the proportion of regular wine drinkers purchasing wine online, accelerated by the impact of Covid-19; a quarter of US wine drinkers now use online channel for wine purchase

wine intelligence

Population of online wine purchasers 2020 [millions]

China	27.3
USA	19.3
Brazil	10.6
UK	8.8
Japan	5.8
Germany	5.4
Australia	2.9
Canada	1.1
Netherlands	1.0
Sweden	0.9
Belgium	0.5
HK	0.4
Singapore	0.4
Portugal	0.3

Canada ↑ 3% - 6%

UK ↑ 30% - 34%

Netherlands 11% - 12%

China ↑ 41% - 52%

Belgium ↑ 5% - 11%

Germany 17% - 20%

Japan 23% - 25%

USA ↑ 14% - 25%

Portugal 5% - 7%

Hong Kong ↑ 10% - 21%

Brazil 26% - 28%

Singapore 18% - 19%

Australia 30% - 31%

% who have purchased wine online in the past 6 months
Base = Regular wine drinkers in each country*

↑ Statistically significantly **higher** than in 2017
Source: Wine Intelligence calibration studies 2020
Wine Intelligence Vinitrac® Global, 2017-2020, n>=600 regular wine drinkers in each market

*Regular wine drinkers defined as:
- Those who drink wine at least once per month in Canada, US, UK, Brazil, Portugal, Belgium, Netherlands, Germany, Japan, Australia
- Urban upper-middle class semi-annual imported wine drinkers in China
- Semi-annual wine drinkers (aged 18-60 with monthly household pre-tax income HKD15k+(million))

vinitrac.

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What exists today?

- Wineries which have developed their online presence through SAAS platforms

- Retailers that have created online shops

- Dedicated wine ecommerce players (such as wine.com) that buy wine from local distributors -- no direct connection to winery



What is VinSent?

A **Global** digital Direct to Consumer **Marketplace** that enables wineries and wine lovers to connect **directly** and sell-buy **Fine Wine**



Jacob Ner-David
Co-Founder & CEO
Vinsent



In the 2020 landscape mapping done by the wine analytics firm Emetry, a new category had to be created for Vinsent as :

The only true DtC two sided Marketplace

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Our strategy

Connect wineries and wine lovers by :

Enabling purchase from wineries of:

• Wine still in the barrel (i.e. "Wine Future")

• "Ready to Ship" wine

Creating a sense of experience and community

that does not currently exist in online (or offline) wine commerce

With exclusive content and engagement



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Why Blockchain?

Tokenizing wine to allow to :

- Trace it down the chain

- Authenticate it is genuine (when in the bottle)

- Trade it in a secure & easy way (before and after it is bottled)

* 20% of wines purchased estimated to be "fake-wine," exposing consumers to fraud and lost revenue for winery (Sources: EY WINE MARKET REPORT)

*Recent case (Jan 2021) of mega fraud in China :https://vino-joy.com/2021/01/08/police-busts-biggest-fake-penfolds-operation-in-china/?utm_source=Daily+Wine+News&utm_campaign=f013393c10-DWN_2020_DECEMBER_14_COPY_01&utm_medium=email&utm_term=0_17870000e4c-f013393c10-223156509



Our achievements SO FAR

TECH

- Launched full digital marketplace with consumer facing app on iOS, Android and web, and a blockchain ledger on RVN blockchain for "future" wines
- Creation of the first virtual cellar - crypto wallet

OPERATION

- Established curation team of 'ambassadors' in Europe
- Onboarded 100+ wines (Futures and Ready to Ship) from boutique wineries in leading terroirs
- Solved logistics and legal hurdles - Shipped to 15 countries

BUSINESS

- Initiated marketing focused on a US curated base of consumers and reached monthly revenues of $75K in Jan 2021
- Established strategic partnerships for B2B2C Logistics

Our NEXT STEPS

TECH

- Enhance the digital journey: discovery, recommendations, exclusive content and sense of community
- Launch a winery-facing onboarding and management platform to ease engagement and analytics (including upselling Professional Services in digital marketing)
- Blockchain :
  Launch P2P trading platform for wine future.
  Register bottles on Blockchain

OPERATION

- Add new wines, new geography focus
- Optimize logistics routes and tracking

MARKETING

- Enhance Content Marketing
- Deploy multi channel Digital Marketing Plan
- Expand partnerships

WINERY-SIDE PLATFORM

P2P TRADING PLATFORM





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Our team

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Jacob Ner-David
Chief Executive Officer



Gil Picovsky
Chief Operation Officer



Habib Hinn
Dev Lead



Mike Wolman
Digital Marketing Manager



Jordan Erasmus
Social Media and
Analytics Manager



Gerard Spatafora
Chief Winery
Ambassador



Kim Loranger
Content Manager

Our advisors

Jennifer Williams-Bulkeley
Founder and CEO of Vinolytics



Adam Ghahramani
Former Product manager for Wine Spectator's mobile portfolio



Jeff Pulver
Tech Visionary



Tron Black
President Raven Foundation



Tim Clew
Managing Partner The Wine Trust





Vinsent

Our funding history

- Vinsent has raised **$2.75M** to date.

- Medici Ventures, the blockchain arm of Overstock (NASDAQ: OSTK), invested **$2.5M** in cash and in software development services and incubated Vinsent in Salt Lake City till October 2020.

- Vinsent started as an Israeli based company and migrated to the US beginning of 2021 to be closer to its target market.

- **Vinsent is starting a Reg CF (crowd funding) capital raise on the Dalmore Group CF platform.**



Cheers !
Vinsent

Visit us on: www.vinsent.wine